Exhibit 99.1

China Zenix Auto International Reports
56.5 Percent Quarterly Revenue Increase
in 2020 Second Quarter

ZHANGZHOU, China, August 20, 2020 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), one of the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Financial Highlights

Second Quarter 2020:

•	Revenue was RMB 502.0 million (US$71.0 million), down 37.2% year-over-year, but up 56.5% from the first quarter of 2020
•	Sales to the Chinese OEM market decreased by 21.9% year-over-year
•	Sales of aluminum wheels accounted for 12.3% of total sales
•
Net loss and total comprehensive loss was RMB78.6 million (US$11.1 million) with basic and diluted loss per American Depositary Share (“ADS”) of RMB1.52 (US$0.22) compared with net income and total comprehensive income of RMB10.2 million for the second quarter of 2019 with basic and diluted income per ADS of RMB0.20 in the second quarter of 2019.

First Six Months of 2020:

•	Revenue was RMB822.7 million (US$116.5 million), a decrease of 44.0% year-over-year compared with RMB1,468.3 million in the first six months of 2019;
•	Tubeless steel wheel sales decreased by 32.1% year-over-year;
•	Sales of aluminum wheels decreased by 25.0% year-over-year;
•	Net loss and total comprehensive loss for the period was RMB139.2 million (US$19.7 million) with loss per ADS of RMB2.70 (US$0.38);
•	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months totaled RMB961.3 million (US$136.1 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "Our lower sales continue to demonstrate how difficult our market segment remains.  The Chinese economy grew much slower with GDP increasing by only 3.2% in the second quarter of 2020, a much slower rate than in the past. The effects of the COVID-19 restrictions are still being felt in the economy and affecting many economic decisions.

Exhibit 99.1
In addition, our revenue reflects the trend toward the purchase of less expensive wheels due to high uncertainty in the business environment going forward.”

“We remain a leading designer, manufacturer and supplier of commercial wheels due to our ability to consistently mass produce high-quality wheels to our broad customer base. Our research and design team creates wheels with features that match or exceed our customers’ expectations and we believe our research and development can continue to develop unique wheels tailored to the needs of our customers. Some of our high-end wheels have experienced sustained strong demand during this volatile period. For example, one of China’s largest OEM automotive groups continues to purchase our high-end tubeless wheels which have little competition in quality and performance in China.  We are also putting greater focus on increasing efficiency through eliminating low demand wheels, increasing automation in the manufacturing of high demand wheels and reviewing our current operations toward greater consolidation of our manufacturing operations,” Mr. Gao concluded.

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We had bank balances and cash of US$95 million plus another US$41 million in fixed bank deposits at June 30, 2020. At cash per ADS of US$1.84 and net assets per ADS of US$6.29, we believe our stock is undervalued in terms of the Company’s underlying asset or equity value. Management is working on a shareholder return policy, so that it can signal to the market that the Company is determined to significantly improve its corporate value going forward. The policy would focus on better allocation of the cash available, so as to create long-term value for the Company as well as for its shareholders. We will continue to monitor for opportunities on how to best use our resources.”

2020 Second Quarter Results

Revenue for the second quarter was RMB502.0 million (US$71.0 million) compared to RMB799.0 million in the second quarter of 2019, and compared to RMB 320.8 million (US$45.3 million) in the first quarter of 2020. The decrease in revenue on a year-over-year basis was mainly due to double threats of demand reduction and price competition in the domestic aftermarket segment. In addition, the unprecedented disruptions in inter-provincial transportation following the COVID-19 outbreak, which started in the first quarter of 2020, also caused some OEMs to move to use local suppliers to avoid interruption in their production.  With the COVID-19 restrictions removed, recent sales indicate that customers are gradually moving their orders back to Zenix Auto in the second quarter of 2020.

Sales to the Chinese OEM market were RMB347.3 million (US$49.2 million) compared to RMB444.5 million in the same quarter of 2019. Total unit sales in the OEM market decreased by 13.5% year-over-year during the second quarter of 2019.

Aftermarket sales in China were RMB119.1 million (US$16.9 million) from RMB269.1 million in the second quarter of 2019. Total unit sales in the aftermarket decreased by 45.6% year-over-year.

Exhibit 99.1
International sales were RMB35.6 million (US$5.0 million) compared to sales of RMB85.4 million in the same quarter of 2019. Total unit sales in the international sales decreased by 53.9% year-over-year in the second quarter of 2020.

In the second quarter of 2020, domestic OEM sales, domestic aftermarket sales and international sales contributed 69.2%, 23.7% and 7.1% of revenue, respectively.

Sales of tubed steel wheels comprised 30.0% of the first quarter revenue compared to 46.6% in the same quarter in 2019. Tubeless steel wheel sales represented 54.8% of the second quarter revenue compared to 41.4% in the same quarter of 2019. Sales of aluminum wheels accounted for 12.3% of the second quarter revenue as compared to 8.2% in the same quarter a year ago.

Second quarter gross loss was RMB4.2 million (US$0.6 million), compared to a gross profit of RMB97.7 million in the same quarter in 2019. The negative gross margin in the second quarter was mainly due to the significant drop in sales volume, lower production utilization rate and wider than normal price cut following the unprecedented impact from COVID-19 outbreak.

Selling and distribution expenses decreased by 13.9% to RMB37.8 million (US$5.4 million) from RMB43.9 million in the second quarter of 2019. The decrease in selling and distribution costs was primarily due to lower sales in the second quarter of 2020 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 7.5% in the second quarter, compared to 5.5% in the same quarter a year ago. The increase in selling and distribution costs as a percentage of revenue was primarily due to significantly lower sales in the second quarter of 2020 compared with the same quarter last year.

Research and development ("R&D") expenses increased by 22.7% to RMB18.3 million (US$2.6 million), compared to RMB14.9 million in the second quarter of 2019. R&D as a percentage of revenue was 3.6% in the second quarter of 2020, compared to 1.9% in the same quarter a year ago. The increase in R&D as a percentage of revenue was primarily due to significantly lower sales in the first quarter of 2020 compared with the same quarter last year. The Company increased its R&D initiatives for new product development associated with new material development, new product design, and new production equipment development. At the end of the first quarter, the company entered into a large R&D contract with a leading research institute in Beijing.

Administrative expenses increased by 19.5% to RMB31.7 million (US$4.5 million) from RMB26.6 million in the second quarter of 2019. The increase of administrative expenses in the second quarter of 2020 compared with the same quarter last year was primarily due to increased salaries to retain core team members, increased medical benefit and higher personal protective equipment expenditures in response to the aftermath of the COVID-19 outbreak. As a percentage of revenue, administrative expenses were 6.3%, compared to 3.3% of revenue in the second quarter of 2019. The increase in administrative expenses

Exhibit 99.1
as a percentage of revenue was primarily due to significantly lower sales in the second quarter of 2020 compared with the same quarter last year.

Net loss and total comprehensive loss were RMB78.6 million (US$11.1 million) in the second quarter compared to net profit and total comprehensive income of RMB10.2 million for the same quarter of 2019.

Basic and diluted loss per ADS were RMB1.52 (US$0.22) compared to basic and diluted earnings per ADS of RMB0.20 in the second quarter of 2019.

In the second quarter of 2020, the Company recorded net cash outflow from operating activities of RMB150.0 million (US$21.2 million) compared with a net cash outflow of RMB47.3 million in the second quarter of 2019. Capital expenditures for the purchase of property, plant and equipment in the second quarter were RMB35.2 million (US$5.0 million).

During the second quarter of 2020 and 2019, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2020 First Six Months Results

Revenue for the first six months ended June 30, 2020 was RMB822.7 million (US$116.5 million) compared with RMB1,468.3 million in the first six months of 2019.

Sales to the Chinese OEM market decreased by 35.1% year-over-year to RMB515.7 million (US$73.0 million) and represented 62.7% of revenue. Aftermarket sales decreased by 56.1% year-over-year to RMB223.9 million (US$31.7 million) in the first six months of 2020 and represented 27.2% of revenue. International sales decreased by 49.2% year-over-year to RMB83.2 million (US$11.8 million) and represented 10.1% of revenue.

Tubed steel wheel sales for the first six months ended June 30, 2020 decreased by 58.2% compared with the same period in 2019 and accounted for 33.4% of revenue. Tubeless steel wheel sales decreased by 32.1% from the same period a year ago and accounted for 51.4% of revenue. Aluminum wheel sales decreased 25.0% from the same period a year ago and accounted for 11.4% of revenue.

Gross loss for the first six months ended June 30, 2020 was RMB6.3 million (US$0.9 million) compared with a gross profit of RMB178.9 million during the same period in 2019.

Net loss and total comprehensive loss for the first six months ended June 30, 2020 was RMB139.2 million (US$19.7 million) compared with a net profit and total comprehensive income of RMB5.7 million during the same period in 2019. Basic and diluted loss per ADS for the first six months ended June 30, 2020 were RMB2.70 (US$0.38), compared with basic and diluted earnings per ADS of RMB0.11 during the same period in 2019.

As of June 30, 2020, Zenix Auto had bank balances and cash of RMB671.3 million (US$95.0 million) and fixed bank deposits with a maturity period over three months of

Exhibit 99.1
RMB290.0 million (US$41.0 million). Account receivables were RMB434.1 million (US$61.4). Total bank borrowings were RMB558.0 million (US$78.98 million). Total equity attributable to owners of the Company was RMB2,294.6 million (US$324.8 million).

Conference Call Information

The Company will host a conference call on Thursday, August 20, 2020 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free), +1-201-689-8567 (International), or +86-400-120-2840 (mainland China)  . Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 A.M. EDT on September 20, 2020. The dial-in details for the replay are: U.S. Toll Free Number +1-877-481-4010 and International dial-in number +1-919-882-2331 using Conference ID "36642" to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate as of June 30, 2020 in The City of New York, and for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 67 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of June 30, 2020. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press

Exhibit 99.1
releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The consequences of the coronavirus outbreak to economic conditions and the automobile industry in general, and the financial position and operating results of our company in particular, have been material in the first and second quarters of 2020, are changing rapidly, and cannot be predicted. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: kevin@awakenlab.com

- tables follow –

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income (Loss)
For the three months ended June 30, 2020 and 2019
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended June 30,
	2019	2020	2020
	RMB' 000	RMB' 000	US$' 000
Revenue	798,998	501,965	71,049
Cost of sales	(701,253)	(506,166)	(71,643)
Gross profit (loss)	97,745	(4,201)	(594)
Other operating income	6,038	2,550	361
Net exchange gain (loss)	1,253	(154)	(22)
Selling and distribution costs	(43,917)	(37,817)	(5,353)
Research and development expenses	(14,881)	(18,254)	(2,584)
Administrative expenses	(26,553)	(31,737)	(4,492)
Finance costs	(6,136)	(6,136)	(868)
Profit (loss) before taxation	13,549	(95,749)	(13,552)
Income tax (expense) credit	(3,319)	17,145	2,427

Profit and total comprehensive income(loss) for the period	10,230	(78,604)	(11,125)

Earnings (loss) per share
Basic	0.05	(0.38)	(0.05)
Diluted	0.05	(0.38)	(0.05)

Earnings (loss) per ADS
Basic	0.20	(1.52)	(0.22)
Diluted	0.20	(1.52)	(0.22)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income (Loss)
For the six months ended June 30, 2020 and 2019
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2019	2020	2020
	RMB' 000	RMB' 000	US$' 000
Revenue	1,468,348	822,748	116,452
Cost of sales	(1,289,450)	(829,040)	(117,343)
Gross profit (loss)	178,898	(6,292)	(891)
Other operating income	8,944	5,609	794
Net exchange loss	(7)	(82)	(12)
Selling and distribution costs	(83,386)	(63,382)	(8,971)
Research and development expenses	(28,216)	(30,109)	(4,261)
Administrative expenses	(55,177)	(62,954)	(8,910)
Finance costs	(12,028)	(12,121)	(1,716)
Profit (loss) before taxation	9,028	(169,331)	(23,967)
Income tax (expense) credit	(3,297)	30,163	4,269

Profit and total comprehensive income(loss) for the period	5,731	(139,168)	(19,698)

Earnings (loss) per share
Basic	0.03	(0.67)	(0.10)
Diluted	0.03	(0.67)	(0.10)

Earnings (loss) per ADS
Basic	0.11	(2.70)	(0.38)
Diluted	0.11	(2.70)	(0.38)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31 2019	June 30 2020	June 30 2020
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	129,641	164,797	23,326
Trade and other receivables and prepayments	596,359	604,881	85,614
Pledged bank deposits	14,900	17,500	2,477
Fixed bank deposits with maturity period over three months	290,000	290,000	41,047
Bank balances and cash	906,840	671,304	95,017
Total current assets	1,937,740	1,748,482	247,481

Non-Current Assets
Property, plant and equipment	1,076,731	1,038,161	146,942
Right-of-use assets	357,599	352,886	49,948
Long –term prepayments	-	14,000	1,982
Deferred tax assets	54,641	83,835	11,866
Intangible assets	17,000	17,000	2,406
Deposits paid for acquisition of property, plant and equipment	61,618	68,796	9,738
Total non-current assets	1,567,589	1,574,678	222,882
Total assets	3,505,329	3,323,160	470,363

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	410,764	380,669	53,880
Amount due to a shareholder	10,557	-	-
Taxation payable	982	-	-
Bank borrowings	558,000	558,000	78,980
Total current liabilities	980,303	938,669	132,860

Deferred tax liabilities	85,150	84,181	11,915
Deferred income	6,106	5,708	808
Total non-current liabilities	91,256	89,889	12,723

Exhibit 99.1

Total liabilities	1,071,559	1,028,558	145,583

EQUITY
Share capital	136	136	19
Paid in capital	392,076	392,076	55,495
Reserves	2,041,558	1,902,390	269,266
Total equity attributable to owners of the company	2,433,770	2,294,602	324,780
Total equity and liabilities	3,505,329	3,323,160	470,363

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended June 30, 2020
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
	June 30, 2020
	RMB' 000	US$' 000
OPERATING ACTIVITIES Loss before taxation	(95,749)	(13,552)
Adjustments for:
Depreciation of right-of-use assets	2,357	333
Depreciation of property plant and equipment	31,989	4,528
Release of deferred income	(199)	(28)
Finance costs	6,136	867
Loss on disposal of property, plant and equipment	1,036	147
Interest income	(2,709)	(383)
Operating cash flows before movements in working capital	(57,139)	(8,088)

Decrease in inventories	22,683	3,211
Increase in trade and other receivables and prepayments	(135,893)	(19,234)
Increase in trade and other payables and accruals	17,660	2,500
Cash used in operations	(152,689)	(21,611)
Interest received	2,654	375
NET CASH USED IN OPERATING ACTIVITIES	(150,035)	(21,236)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(28,001)	(3,963)
Deposit paid for acquisition of property, plant and equipment	(7,178)	(1,017)
Withdrawal of pledged bank deposits	70,000	9,908
Placement of pledged bank deposits	(71,000)	(10,049)
Placement of fixed bank deposits with maturity periods over three months	(130,000)	(18,400)
Withdrawal of fixed bank deposits with maturity periods over three months	130,000	18,400
NET CASH USED IN INVESTING ACTIVITIES	(36,179)	(5,121)
FINANCING ACTIVITIES
Interest paid	(6,203)	(878)
NET CASH USED IN FINANCING ACTIVITIES	(6,203)	(878)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(192,417)	(27,235)
Cash and cash equivalents at beginning of the year	863,701	122,249
Effect of foreign exchange rate changes	20	3
Cash and cash equivalents at end of the year	671,304	95,017

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2020
(RMB and US$ amounts expressed in thousands)

	Six Months Ended
	June 30, 2020
	RMB' 000	US$' 000
OPERATING ACTIVITIES Loss before taxation	(169,331)	(23,967)
Adjustments for:
Depreciation of right-of-use assets	4,713	666
Depreciation of property plant and equipment	67,079	9,494
Release of deferred income	(398)	(56)
Finance costs	12,121	1,716
Loss on disposal of property, plant and equipment	1,036	147
Interest income	(5,566)	(788)
Operating cash flows before movements in working capital	(90,346)	(12,788)

Increase in inventories	(35,156)	(4,976)
Increase in trade and other receivables and prepayments	(22,217)	(3,144)
Decrease in trade and other payables and accruals	(31,572)	(4,469)
Cash used in operations	(179,291)	(25,377)
Interest received	5,635	797
PRC income tax paid	(982)	(139)
NET CASH USED IN OPERATING ACTIVITIES	(174,638)	(24,719)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(28,001)	(3,963)
Deposit paid for acquisition of property, plant and equipment	(7,178)	(1,016)
Withdrawal of pledged bank deposits	149,000	21,090
Placement of pledged bank deposits	(151,600)	(21,458)
Placement of fixed bank deposits with maturity periods over three months	(290,000)	(41,047)
Withdrawal of fixed bank deposits with maturity periods over three months	290,000	41,047
NET CASH USED IN INVESTING ACTIVITIES	(37,779)	(5,347)
FINANCING ACTIVITIES
New bank borrowings raised	340,000	48,124
Repayment of bank borrowings	(340,000)	(48,124)
Interest paid	(12,188)	(1,725)
Repayment to a shareholder	(10,557)	(1,494)
NET CASH USED IN FINANCING ACTIVITIES	(22,745)	(3,219)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(235,162)	(33,285)
Cash and cash equivalents at beginning of the year	906,840	128,355
Effect of foreign exchange rate changes	(374)	(53)
Cash and cash equivalents at end of the year	671,304	95,017